Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Inergy Holdings, L.P. for the registration of $200,000,000 of its common units and to the incorporation by reference therein of our reports dated December 8, 2005, with respect to the consolidated financial statements and schedule of Inergy Holdings, L.P. and Subsidiaries for the year ended September 30, 2005, except for Note 18 as to which the date is May 18, 2006 included in the Annual Report on Form 10-K/A and (b) dated December 8, 2005, with respect to the balance sheet of Inergy Holdings GP, LLC as of September 30, 2005 included in the Current Report on Form 8-K filed with the Securities & Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

July 27, 2006